Holobeam, Inc.
Form 10K/A NO. 1
September 30, 2006
Exhibit D
Code of Ethics


Item 15, 3E.  Code of Ethics
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        The Registrant has not yet adopted a Code of Ethics as it
currently utilizes the Registrant's Policies and Procedures contained in its Management Manual. At present the Registrant has two (2) full-time employees, the President and CEO, and the Secretary, and one (1) part-time employee, the Treasurer.
        The Registrant intends to convert the appropriate sections of the Management Manual to its Code of Ethics, which will be completed by September 30, 2007.
        The Registrant believes that the policies and procedures contained in its management manual are consistent with the requirements and intent of the Code of Ethics requirements.
        It is the intention of the Registrant to file the Code of Ethics when completed, on or about September 30, 2007.



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